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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 22
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

                            ------------------------

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    This Amendment No. 22 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $15 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplements thereto dated April 4, 1997 and June 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On June 16, 1997, the day before the hearing in the Defensive Tactics Litigation on the various motions regarding the Company's "dead-hand pill" restrictions, the Company filed a Second Counterclaim (the "Second Counterclaim") in the Defensive Tactics Litigation alleging that certain of the Parent's sales representatives had told potential oxygen concentrator customers that the acquisition of the Company was a "done deal" and that the Parent would close the Company's Marietta, Georgia oxygen concentrator manufacturing facility and discontinue the Company's line of oxygen concentrators. The Second Counterclaim asserts claims for unfair business practices as well as violations of federal securities laws based on the claim that the Parent's and the Purchaser's tender offer and proxy materials do not disclose such alleged "plans." A copy of the Second Counterclaim is set forth in Exhibit 11 (g) (16).

    On June 20, 1997, the Parent and the Purchaser filed a Motion to Strike the Second Counterclaim on the grounds that the Company failed to seek or obtain leave from the Court prior to filing the Second Counterclaim. On June 23, 1997, the Parent and the Purchaser filed an Answer to the Second Counterclaim denying the allegations and reaffirming that, as fully disclosed in all relevant materials, the Parent has no present intention to close the Marietta facility or decrease manufacturing employment of the Company. A copy of the Answer is set forth in Exhibit 11 (g) (17).

    On June 23, 1997, the Parent issued a press release announcing that the Purchaser had extended the period during which the Offer will remain open to 6:00 p.m., New York City time, on Friday, August 1, 1997, unless further extended in the manner described in the Offer to Purchase. The full text of the press release is set forth in Exhibit 11(a) (38) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(38)  Press Release issued by the Parent on June 23, 1997.

    (g)(16)  Second Counterclaim filed by the Company on June 16, 1997.

    (g)(17) Answer to Second Counterclaim filed by the Parent and the Purchaser on June 23, 1997.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: June 23, 1997
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                                 EXHIBIT INDEX

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
      EXHIBIT                                                                                                  PAGE
        NO.                                               DESCRIPTION                                           NO.
-------------------  --------------------------------------------------------------------------------------  ---------

Exhibit 11(a)(38)    Press Release issued by the Parent on June 23, 1997...................................

Exhibit 11(g)(16)    Second Counterclaim filed by the Company on June 16, 1997.............................

Exhibit 11(g)(17)    Answer to Second Counterclaim filed by the Parent and the Purchaser on June 23,
                     1997..................................................................................
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